
Jardines

Jardine Matheson Limited
48th Floor Jardine House
Hong Kong
Tel (852) 2843 8288   Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

04024845

28th April 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

RECEIVED
2004 MAY -4 A II: 27
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Dear Sirs

Jardine Strategic Holdings Limited
2003 Final Dividend

I enclose for your attention a notification dated 28th April 2004 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

PROCESSED
MAY 05 2004
THOMSON
FINANCIAL

Neil M McNamara
Group Corporate Secretary

Encl




JARDINE STRATEGIC HOLDINGS LIMITED	
Securities and Exchange Commission File No.82-3085	

Full Text Announcement

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Company	Jardine Strategic Hldgs Ld
TIDM	JDS
Headline	Dividend
Released	13:14 28 Apr 2004
Number	0980Y

JARDINE STRATEGIC HOLDINGS LIMITED

2003 FINAL DIVIDEND

We wish to advise the following Pound Sterling equivalent of the 2003 final dividend of the above Company. The dividend will be paid on 12th May 2004, subject to approval at the Annual General Meeting.

2003 final dividend per share: US cents 9.90

GBP equivalent: 5.5302 pence

I should be grateful if you could arrange to distribute the above information as appropriate.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Strategic Holdings Limited

28th April 2004

www.jardines.com

END

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